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www.kirkland.com

July 14, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attention: Kathleen Krebs and Joshua Shainess

Re:	BigBear.ai Holdings, Inc.

Registration Statement on Form S-1

Filed June 21, 2022

File No. 333-265746

On behalf of our client, BigBear.ai Holdings, Inc. (the “Company”), we set forth below the Company’s responses to the letter, dated July 5, 2022, containing the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Registration Statement on Form S-1 (File No. 333-265746) filed by the Company on June 21, 2022 (the “Registration Statement”).

In order to facilitate your review of our responses, we have restated each of the Staff’s comments in this letter, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the Staff’s comments immediately below the corresponding numbered comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Form S-1

General

1.

We note that you are registering for resale all 113,250,000 common shares held by your controlling shareholder, AE Industrial Partners (“AE”). Given the nature of your offering, including the size of the offering relative to both the number of shares outstanding and number of shares held by non-affiliates, and your relationship with AE, please provide us with an analysis of your basis for determining that it is appropriate to characterize the transaction as a secondary offering under Securities Act Rule 415(a)(1)(i) as opposed to an indirect primary offering. In your analysis, please address your relationship with AE. For example, we note that AE played a significant role in coordinating the business combination of GigCapital4 and BigBear.ai Holdings LLC. We also note that a company owned by AE Partners is or was a customer and business partner of the company, and that there may be other affiliated relationships.

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Securities and Exchange Commission

July 14, 2022

Response: The Company acknowledges the Staff’s comment and respectfully submits that the transaction is a secondary offering under Securities Act Rule 415(a)(1)(i).

In an effort to assist registrants in determining whether an offering by selling stockholders may be characterized as a secondary offering that is eligible to be made on a shelf basis under Rule 415(a)(1)(i), the Staff issued Interpretation 612.09 in its Securities Act Compliance and Disclosure Interpretations (“C&DI; 612.09”). C&DI; 612.09 provides that “[t]he question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives proceeds” and that consideration be given to the following factors:

•	how long the selling stockholders have held the shares;

•	the circumstances under which the selling stockholders have received the shares;

•	the relationship of the selling stockholders to the issuer;

•	the number of shares being sold;

•	whether the selling stockholders are in the business of underwriting securities; and

•	whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

AE is a private equity firm specializing in Aerospace, Defense & Government Services, Space, Power & Utility Services, and Specialty Industrial markets which acquired the Company’s predecessor in June 2020. In December 2021, the Company’s predecessor announced the completion of its business combination with the Company. Pursuant to Section 2.1(a)(i) of the amended and restated investor rights agreement, dated December 6, 2021 by and among the Company and the holders named thereto, including AE affiliates (the “Investor Rights Agreement”), an affiliate of AE was permitted to nominate seven directors to the Company’s board of directors on December 7, 2021, at the closing of the business combination (the “Closing”). An affiliate of AE nominated Kirk Konert, a Partner at AE, Jeffrey Hart, a Principal at AE, Peter Cannito, Paul Fulchino and Pamela Braden, Operating Partners at AE, Dr. Louis R. Brothers, the Company’s Chief Executive Officer, and Sean Battle, a former Company executive. Each continues to serve on the Company’s board.

Going forward, AE may cause the Company to nominate a certain number of directors to the board of directors based on its ownership indicated in Section 2.2(b) of the Investor Rights Agreement. Currently AE beneficially owns 89.1% of the outstanding shares of common stock of the Company and so currently remains entitled to cause the Company to nominate seven directors.

Securities and Exchange Commission

July 14, 2022

The Company is also party to commercial arrangements with two affiliates of AE—Redwire Space, Inc. and Edge Autonomy Holdings, Inc. We respectfully refer the Staff to the Company’s disclosure in the section “Certain Relationships and Related Party Transactions” on pages 146 and 147 of the Registration Statement and in Note U—Related Party Transactions on page F-50 and Note Q—Related Party Transactions on page F-75 of the financial statements to the Registration Statement, which further describe these commercial agreements. The Company has no other affiliated relationships with AE.

While the Company acknowledges that AE played a significant role in the business combination as the owner of BigBear.ai Holdings LLC and has certain relationships with the Company, for the reasons set forth below, the Company respectfully submits that the registration and offering from time to time (the “Offering”) of up to 113,250,000 shares of common stock of AE is a secondary offering, and should not be considered, a primary offering of the shares to the public.

A. How Long the Shares Have been Held

The vast majority of the shares owned by AE (105,000,000 of 113,250,000) (92.7%) were received as merger consideration in exchange for equity of BigBear.ai Holdings, LLC which they owned since May 22, 2020 in connection with the amended and restated merger agreement, dated August 6, 2021 between the Company and the other parties thereto (the “Merger Agreement”). Only a small portion of the shares owned by AE (8,000,000 of 113,250,000) (7.0%) were purchased in connection with the backstop subscription agreement, dated November 29, 2021 between the Company and an affiliate of AE, AE BBAI Aggregator, LP (the “Backstop Subscription Agreement”). The remainder of AE’s shares (250,000 of 113,250,000) (0.2%) were received from GigAcquisitions4, LLC on the Closing pursuant to the Stock Transfer Agreement dated December 6, 2021 by and among the Company, GigAcquisitions4, LLC and AE BBAI Aggregator, LP to induce AE to enter into the Backstop Subscription Agreement.

B. The Circumstances Under Which the Selling Stockholders Received the Shares

The vast majority of the shares to be registered pursuant to the Registration Statement on behalf of AE were issued by the Company pursuant to Merger Agreement in an arms-length negotiation with the Company. The shares to be registered represented merger consideration in exchange for the equity of BigBear.ai Holdings, LLC that AE had owned since May 22, 2020. As discussed above, AE purchased its shares to bear the market risk of holding the shares as an investment—and not with a view to distribution. As a result, AE has borne the risk that the Company would fail or be unable to register and/or monetize the shares.

In addition, according to Bloomberg, the average daily trading volume of the Company’s common stock as of July 13, 2022, was approximately 280,172 shares. If AE was to liquidate their position in the shares in the open market, it would take approximately 404 trading days for them to do so at that volume, assuming no other person sold a single share of stock during that entire period. No group of rational investors would purchase such a large block of shares with the intent of effecting a distribution in this way. The current float in the Company’s common stock would render any attempt to distribute the shares in this manner practically impossible—the market simply could not absorb that much activity. The Registration Statement will allow AE to monetize its investment in an orderly manner from time to time as market opportunities arise.

Securities and Exchange Commission

July 14, 2022

C. The Relationship of the Selling Stockholders to the Company

The majority of the shares were issued as merger consideration in connection with the Closing and in connection with the Backstop Subscription Agreement. The Company does not have an underwriting relationship with AE.

The Registration Statement registering the shares was filed by the Company pursuant to its obligations under the Investor Rights Agreement.

To the extent that AE sells its shares, AE will retain all proceeds from the sale pursuant to the Registration Statement and the Company will not receive any of the proceeds from any resale of the shares to be registered.

D. The Number of Shares Being Registered

The Company acknowledges the large amount of shares of common stock involved, however, the Company does not believe that the amount of shares being registered alone warrants re-characterizing a valid secondary offering as a primary offering. Pursuant to C&DI; 612.09, the amount of shares being offered is only one of several factors to be considered in evaluating whether, under all the circumstances, a purported secondary offering is instead an indirect primary offering. Furthermore, the Staff’s own interpretations support the Company’s position. For example, Securities Act Compliance and Disclosure Interpretation 612.12 (“C&DI; 612.12”) describes a scenario in which a holder of more than 70% of the outstanding stock is able to effect a valid secondary offering. The interpretation states, in relevant part:

A controlling person of an issuer owns a 73% block. That person will sell the block in a registered ‘at-the-market’ equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).

Additionally, Securities Act Compliance and Disclosure Interpretation 216.14 (“C&DI; 216.14”), regarding the use of Form S-3 to effect a secondary offering, also provides:

Secondary sales by affiliates may be made under General Instruction I.B.3 to Form S-3, even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts and circumstances indicate that the affiliate is acting as an underwriter by or on behalf of the issuer.

The Company believes that these interpretive provisions make clear that a single holder of in excess of 50% of the public float of a company’s common stock can effect a valid secondary offering of its shares unless other facts, beyond the mere level of ownership, indicate that AE is acting as a conduit of the Company. In these circumstances, AE’s shares are being registered on a Form S-1, the form for general registrations, not a Form S-3.

Securities and Exchange Commission

July 14, 2022

We submit that emphasis solely on the number of shares being registered in relation to the shares outstanding or the public float can severely limit a smaller public company’s financing alternatives, which are generally few. The Staff has acknowledged this by accepting, as valid, many secondary offerings where a significant number of shares are being registered but the facts do not otherwise demonstrate that AE is acting as a conduit for the Company to effect a primary offering.

Moreover, there is no evidence that a distribution would occur if the Registration Statement is declared effective. The Company is not aware of any agreements or understandings with any person with respect to the distribution of the shares. We note that under Rule 100(b) of Regulation M, a “distribution” is defined to require special selling efforts:

[A]n offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and special selling methods. (emphasis added)

Accordingly, the Company has not been advised, and is not otherwise aware, of any special selling efforts or selling methods that have been or will take place in connection with the filing of the Registration Statement. Nor is there any evidence that AE has conducted any road shows or taken any other actions to condition or “prime” the market for their shares. The mere size of a potential offering does not make a proposed sale a “distribution,” and the Company believes that the other factors discussed in this letter, support the characterization of the offering as secondary in nature.

We note further that, even if the number of shares being registered were given disparate weight over the other factors to be considered, we submit that the offering should not raise concerns about a primary offering being made due to the limited trading activity in the Company’s common stock which will limit the ability to sell pursuant to the Registration Statement.

E. Whether the Selling Stockholders are in the Business of Underwriting Securities

AE is not, to the knowledge of the Company, in the business of underwriting securities or registered broker-dealers and are, to the knowledge of the Company, not U.S. Persons within the meaning of such term under Regulation S under the Securities Act.

Additionally, the issuance of shares covered by the Registration Statement was neither conditioned on the prior effectiveness of the Registration Statement nor otherwise conditioned on AE’s ability to resell the shares. The circumstances reflect that AE made the investment decision to invest in the Company. As such, we submit that none of the elements commonly associated with acting as an underwriter are present.

F. Whether Under All Circumstances It Appears That the Selling Stockholders are Acting as a Conduit for the Company

The totality of the facts and circumstances surrounding the Offering demonstrates that AE is not acting as a conduit in a distribution to the public. Rather, they are each acting for their own account as an investor in arms-length transactions. The Company believes that the following factors weigh in favor of the conclusion that the Offering is a valid secondary offering:

Securities and Exchange Commission

July 14, 2022

•	the vast majority of the shares owned by AE to be registered pursuant to the S-1 were issued in connection with the bona fide decision of AE to engage in a long-term investment in the Company;

•	AE acquired the shares for their fair market value and did not receive any placement fees or commissions from the Company in connection therewith;

•	the Company filed the Registration Statement to comply with the provisions set forth in the Investor Rights Agreement, and will receive no financial benefits from any future sale of the shares; and

•

the amount of shares involved is only one factor in the facts and circumstances analysis and is not dispositive, especially in light of the Staff’s prior positions taken in C&DI; 612.12 and C&DI; 216.14.

Based on the foregoing considerations, we believe and respectfully submit that AE is not acting as a conduit for the sale of shares to the public, that the registration of the shares for resale by AE pursuant to the Registration Statement is a true secondary offering under Rule 415(a)(1)(i) and that there is no risk to the investing public if the Registration Statement is declared effective.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact the undersigned by telephone at (212) 446-4794 or by email at tim.cruickshank@kirkland.com.

Sincerely,

/s/ Tim Cruickshank
Tim Cruickshank

VIA E-MAIL

cc:	Julie Peffer

BigBear.ai Holdings, Inc.